Exhibit 2.2

A MENDMENT NO. 1 TO

AGREEMENT AND PLAN OF REORGANIZATION

This Amendment No. 1 to Agreement and Plan of Reorganization (the "Amendment") is made and entered into as of February 21, 2017, by and among Grote Molen, Inc., a Nevada corporation ("Grote Molen"); Grote Merger Co., a wholly owned subsidiary of Grote Molen formed or to be formed under the laws of Delaware ("Merger Co"); and Blackridge Technology Holdings, Inc., a Delaware corporation ("Blackridge").  Grote Molen, Merger Co. and Blackridge are referred collectively herein as the "Parties."

RECITALS

WHEREAS, the Parties entered into that certain Agreement and Plan of Reorganization (the "Reorganization Agreement") dated as of September 6, 2016; and

WHEREAS, the Parties desire to enter into this Amendment to amend the Reorganization Agreement in the manner provided herein;

AGREEMENT

Now, Therefore, in consideration of the mutual covenants to be performed and benefits to be received hereunder, the Parties agree as follows:

1. The Reorganization Agreement is hereby amended by deleting Section 1.05(a) in its entirety and substituting the following therefor:

(a)  Immediately prior to Closing, Blackridge has outstanding 38,337,910 shares of Series A Preferred Stock, 12,825,681 shares of Common Stock and common stock purchase warrants and options to acquire 9,576,579 shares of Blackridge Common Stock.  Immediately prior to Closing, Grote Molen has outstanding 25,249,330 shares of Common Stock and common stock purchase warrants to acquire up to 8,049,330 shares of Grote Molen Common Stock.  Subject to the terms and conditions of this Agreement: (i) each ten (10) shares of Blackridge Series A Preferred Stock issued and outstanding immediately prior to the Effective Time and all rights in respect thereof, shall at the Effective Time, without any action on the part of any holder thereof, forthwith cease to exist and be converted into the right to receive one (1) share of Grote Molen Series A Preferred Stock, par value $0.001 (the "Grote Molen Preferred Stock"), resulting in an aggregate of approximately 3,833,791  shares (subject to adjustment for accrued interest) of Grote Molen Preferred Stock being issued to the Blackridge stockholders as a result of the Merger; (ii) each share of Blackridge Common Stock issued and outstanding immediately prior to the Effective Time and all rights in respect thereof, shall at the Effective Time, without any action on the part of any holder thereof, forthwith cease to exist and be converted into the right to receive one (1) share of Grote Molen Common Stock, par value $0.001 (the "Grote Molen Common Stock"), resulting in an aggregate of approximately 12,825,681 shares of Grote Molen Common Stock being issued to the Blackridge stockholders as a result of the Merger; (iii) common stock purchase warrants and options entitling the holders to purchase up to 9,576,579 shares of Blackridge Common Stock shall at the Effective Time be converted into warrants to acquire shares of Grote Molen Common Stock on a 1-for-1 basis; and, (iv) as provided in Section 6.10 hereof, Grote Molen shall cause the current stockholders of Grote Molen to irrevocably cancel 16,284,330 shares of Grote Molen Common Stock and to receive in exchange therefor warrants to purchase 915,670 shares, so that on the Closing Date, without giving effect to the shares to be issued to the Blackridge Stockholders there are issued and outstanding 8,965,000 shares of Grote Molen Common Stock and warrants to acquire up to 8,965,000 shares of Grote Molen Common Stock.  Notwithstanding the foregoing, any "Appraisal Rights Shares" of Blackridge shall receive payment from Blackridge in lieu of such shares of Grote Molen Preferred Stock or Grote Molen Common Stock in accordance with the provisions of the Delaware General Corporation Law.  Appraisal Rights Shares means any shares of Blackridge for which the holder thereof has duly and properly exercised his, her or its appraisal rights under the Delaware General Corporation Law.

2.  The representations and warranties of the Parties set forth in Articles II and III of the Reorganization Agreement shall be deemed to be qualified by reference to the updated Grote Molen Disclosure Schedules and Blackridge Disclosure Schedules, each dated as of the date hereof.

3.  Section 6.08 of the Reorganization Agreement is hereby amended by deleting such section in its entirety and substituting the following therefor:

6.08 Designation of Directors and Officers.  On the Closing Date: (a) Bruce Crane shall resign from his position as a director of Grote Molen and Bob Graham shall be appointed to fill the vacancy created by such resignation; (b) John Hofman shall resign from each of his officer positions of Grote Molen; (c) Bob Graham shall be appointed to serve as President of Grote Molen; and (d) John Bluher shall be appointed to serve as Chief Financial Officer, Secretary and Treasurer of Grote Molen.  After compliance by Grote Molen with Rule 14F-1 promulgated under the Exchange Act, the resignation of John Hofman from his position as a director shall become effective and the appointment of John Hayes and Robert Lentz as directors shall become effective.

4.  Sections 6.10 and 6.11 of the Reorganization Agreement are hereby amended by deleting such sections in their entirety and substituting the following therefor:

 6.10 Cancellation of Grote Molen Common Shares.  Concurrently with the Closing, certain stockholders of Grote Molen shall return to Grote Molen for cancellation 16,284,330 shares of Grote Molen Common Stock and shall be issued in exchange therefor four-year warrants to acquire up to  915,670 shares of Grote Molen Common Stock at an exercise price of $0.70 per share commencing one year following the closing date, so that 8,965,000 shares of Common Stock and warrants to acquire 8,965,000 shares of Common Stock shall be outstanding immediately prior to the issuance of shares to the Blackridge stockholders.

6.11 Satisfaction of Grote Molen Liabilities.  On the Closing Date, Grote Molen shall have total liabilities in an amount acceptable to Blackridge.  Grote Molen and Blackridge shall mutually agree which of the Grote Molen liabilities shall be paid and satisfied prior to the Closing Date and which shall remain outstanding.

5. Except as expressly set forth herein, the Stock Purchase Agreement shall be unmodified and shall continue in full force and effect.

6. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to Agreement and Plan of Reorganization to be executed by their respective duly authorized officers as of the date first above written.
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Grote Molen:	Blackridge:

Grote Molen, Inc.	Blackridge Technology Holdings, Inc.
A Nevada corporation	A Delaware corporation

By: _________________________	By: _________________________
John B. Hofman, President	Bob Graham, CEO

Merger Co:

Grote Merger Co.
A Delaware corporation

By: _________________________
John B. Hofman, President